
Mail Stop 4628

July 11, 2016

<u>Via Facsimile</u>
Richard N. Peretz
Senior Vice President and Chief Financial Officer
United Parcel Service, Inc.
55 Glenlake Parkway, NE
Atlanta, GA 30328

      Re: **United Parcel Service, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2015
               Filed February 25, 2016
               File No. 1-15451

Dear Mr. Peretz:

      We refer you to our comment letter dated May 19, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Cecilia Blye

                        Cecilia Blye, Chief
                        Office of Global Security Risk

cc: Anne Parker
        Assistant Director